September 20, 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Warwick Valley Telephone Company

Form 10-K for the fiscal year ended December 31, 2011

Filed March 15, 2011

File No. 000-11174

Dear Mr. Spirgel,

This letter sets forth our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter to us dated August 30, 2012, with respect to the above-referenced filing. We appreciate the Commission’s assistance in our compliance with applicable disclosure requirements and insights to enhance the overall disclosure in our filings.

Our responses below correspond to the numbered comments and headings on the letter from the Staff. For the convenience of the Staff, the Staff’s comments are set forth first, followed by our response.

Form 10-K for the fiscal year ended December 31, 2011

Definitive Proxy Statement filed March 23, 2012

Long-Term Equity Incentive Compensation, Page 23

1.	Your disclosures indicate that the determination of equity incentive compensation awards depends on the satisfaction of performance measures and the business judgment of the compensation committee. The statements on page 23 that the 2011 and 2012 Equity Awards were based on 2010 and 2011 operational and financial performance suggest that performance against targets plays an important role in determining equity grants. To the extent that performance targets remain material to the determination of long-term equity incentive compensation, disclose these targets as well as performance against them. See Item 402(b)(2)(v) of Regulation S-K.

Response:

Our Compensation Committee considers the satisfaction of performance measures in using its business judgment to determine the amount of equity incentive compensation to award to a named executive officer. The performance measures used to determine our annual cash incentive compensation award, as disclosed on pages 22-23 of our proxy statement, are also considered by our Compensation Committee in determining the amount of equity incentive compensation to award to our named executive officers. In our future filings, we will make it clearer that the performance targets used in our annual cash incentive plan are the same performance targets considered by our Compensation Committee in determining the amount of equity incentive compensation to award to our named executive officers.

2.	Please explain how you report equity incentive compensation awards in the Summary Compensation table. Your response should make clear how your reporting complies with Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

As discussed in our conversation with the Staff, our Compensation Committee uses its business judgment to determine the amount of equity incentive compensation to award to our named executive officers taking into consideration the satisfaction of certain financial performance measures in our most recently completed fiscal year. The portion of our equity incentive compensation in the form of restricted stock is disclosed in the stock awards column of the Summary Compensation Table and the portion in the form of stock options is reported in the option awards column pursuant to Items 402(c)(2)(v) and (vi) of Regulation S-K. The amount reported in both columns is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 reflecting the probable outcome of the performance conditions pursuant to Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K and the Staff’s guidance in Compliance and Disclosure Interpretation 119.28. Instruction 3 to Items 402(c)(2)(v) and (vi) of Regulation S-K also requires disclosure of “the value of the award at the grant date assuming that the highest level of performance conditions will be achieved if an amount less than the maximum was included in the table.” In reliance on the Staff’s guidance in Compliance and Disclosure Interpretation 119.16, we cross-referenced our Grant of Plan Based Awards Table, which discloses that there is no minimum or maximum for our equity incentive compensation awards to satisfy this disclosure requirement. As discussed with the Staff, we confirm that in future filings we will disclose in a footnote to our Summary Compensation Table that there is no maximum for our equity incentive compensation awards.

Stock Ownership Guidelines, Page 24

3.	We note that you maintain stock ownership guidelines for your directors and executive officers. Going forward, please disclose whether your directors and executive officers are in compliance with these guidelines.

Response:

As discussed in our conversation with the Staff, we confirm that in future filings we will disclose whether our directors and executive officers are in compliance with our stock ownership guidelines.

As requested in your letter to us, Warwick Valley Telephone Company hereby acknowledges that:

•	Warwick Valley Telephone Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Warwick Valley Telephone Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alex R. McClean, Esq. at (585) 231-1248 if you have any additional questions regarding our response to your letter as discussed above.

Sincerely,

/s/ Brian H. Callahan

Brian H. Callahan

Executive Vice President, Chief Financial Officer and Treasurer